[redacted]

13011105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8- 47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 SECURITY BLVD
(No. and Street)

GREEN BAY (City) WI (State) 54313 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ZACH KELLY, CO-CEO, DIRECTOR OF FINANCIAL OPERATIONS 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDERSON, TACKMAN & COMPANY
(Name – *if individual, state last, first, middle name*)

306 CHERRY ST (Address) GREEN BAY (City) WI (State) 54301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/5

3/12

OATH OR AFFIRMATION

I, ZACHARY KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACKERLAND BROKERAGE SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brown County, State of Wisconsin
Subscribed and sworn to before me
this 27 day of February, 2013
by
Ciara Carley Notary Public
CIARA CARLEY
My commission expires November 22, 2015
Notary Public

Signature
CO-CEO, DIRECTOR OF FINANCIAL OPERATIONS
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2012 and 2011

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2012 and 2011

WISCONSIN
OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN
OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying financial statements of Packerland Brokerage Services, Inc. (a Wisconsin corporation), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31, 2012 and 2011, and results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Anderson Tackman + Company PLC

Green Bay, WI
February 25, 2013

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,251,135	$ 1,267,595
Clearing deposit	66,872	69,254
Receivables:		
Concessions	214,101	283,253
Other	16,683	5,649
Refundable income taxes	-	17,077
Prepaid expenses	29,411	10,501
TOTAL CURRENT ASSETS	1,578,202	1,653,329
PROPERTY AND EQUIPMENT		
Equipment	324,417	308,746
Less accumulated depreciation	242,486	204,364
NET PROPERTY AND EQUIPMENT	81,931	104,382
OTHER ASSETS		
Packerland Building, LLC	53,380	91,282
Deferred income tax benefit	-	5,730
TOTAL OTHER ASSETS	53,380	97,012
TOTAL ASSETS	$ 1,713,513	$ 1,854,723

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 12,153	$ 54,827
Commissions payable	188,922	249,464
Due to shareholder	8,389	-
Accrued payroll	43,191	167,451
Accrued payroll taxes	9,410	101,341
Advance rep renewal collections	200,557	184,358
Income taxes payable	17,881	-
Current portion of note payable	66,618	-
TOTAL CURRENT LIABILITIES	547,121	757,441
OTHER LIABILITIES		
Past shareholder note payable	287,360	-
Deferred income tax expense	39,285	-
Reserve for errors and omissions	50,000	127,500
TOTAL OTHER LIABILITIES	376,645	127,500
STOCKHOLDERS' EQUITY		
Common stock, No Par Value - 720,000 Shares Authorized 522,196 Shares Issued and Outstanding	165,590	165,590
Additional paid-in capital	89,155	32,258
Treasury stock at cost, 197,970 and 62,130 shares at $2.4095 and $0.8125	(477,017)	(50,480)
Retained earnings	1,012,019	822,414
TOTAL STOCKHOLDERS' EQUITY	789,747	969,782
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,713,513	$ 1,854,723

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2012 and 2011

	2012	2011
OPERATING REVENUES		
Concessions	$ 13,139,814	$ 12,865,670
Trading	1,999,869	1,519,415
RIA fees	69,737	68,235
Vendor bonuses	54,013	110,383
Sales reps excess	244,270	339,432
Southwest Securities	51,578	53,551
Other	621	2,085
TOTAL OPERATING REVENUES	15,559,902	14,958,771
COMMISSION EXPENSE	13,124,157	12,409,554
NET REVENUES	2,435,745	2,549,217
OPERATING EXPENSES	2,219,760	2,390,916
OPERATING INCOME	215,985	158,301
OTHER INCOME (EXPENSE)		
Settlement agreements	(35,250)	(209,500)
Packerland Building, LLC income	42,598	32,785
Sierra Insurance Services, LLC income	16,881	18,952
Other income	27,952	-
Loss on disposal of equipment	(31)	(259)
Interest income	20	943
Interest expense	(1,954)	(801)
TOTAL OTHER INCOME (EXPENSE)	50,216	(157,880)
INCOME BEFORE INCOME TAXES	266,201	421
PROVISION FOR INCOME TAX		
Income tax expense	31,581	18,243
Deferred tax benefit (expense)	45,015	(17,153)
NET PROVISION FOR INCOME TAX	76,596	1,090
NET INCOME (LOSS)	$ 189,605	$ (669)

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in-capital	Treasury Stock	Retained Earnings	Total Equity
Balance, January 1, 2011	$ 165,590	$ 15,734	$ (56,249)	$ 823,083	$ 948,158
Net Loss for 2011	-	-	-	(669)	(669)
Sale of Treasury Stock	-	16,524	5,769	-	22,293
Balance, December 31, 2011	165,590	32,258	(50,480)	822,414	969,782
Net Income for 2012	-	-	-	189,605	189,605
Stock awards	-	56,897	-	-	56,897
Purchase of Treasury Stock	-	-	(426,537)	-	(426,537)
Balance, December 31, 2012	$ 165,590	$ 89,155	$ (477,017)	$ 1,012,019	$ 789,747

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 189,605	$ (669)
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:		
Depreciation	38,459	41,371
Packerland Building, LLC income	(42,598)	(32,785)
Loss on disposal of equipment	31	259
(Increase) decrease in:		
Receivables	58,118	140,986
Refundable income taxes	17,077	(17,077)
Prepaid expenses	(18,910)	(1,711)
(Decrease) increase in:		
Commissions payable	(60,542)	(149,770)
Accounts payable	(42,674)	40,307
Advance rep renewal collections	16,199	(38,543)
Reserve for errors and omissions	(77,500)	52,500
Accruals	(216,191)	(50,357)
Deferred and payable income taxes	62,896	(25,476)
NET CASH (USED) BY OPERATING ACTIVITIES	(76,030)	(40,965)
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing account changes	2,382	755
Purchase of office equipment	(16,039)	(18,028)
Distributions received from Packerland Building, LLC	80,500	35,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	66,843	17,727

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in amounts due to shareholders	$ 362,367	$ -
Additional Paid-in-capital	56,897	16,524
Sale (purchase) of treasury stock	(426,537)	5,769
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(7,273)	22,293
NET (DECREASE) IN CASH	(16,460)	(945)
CASH AT BEGINNING OF YEAR	1,267,595	1,268,540
CASH AT END OF YEAR	$ 1,251,135	$ 1,267,595

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

	2012	2011
Interest expense	$ 1,954	$ 801
Income taxes	$ 13,700	$ 43,643

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Operations

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash accounts in Federal Deposit Insurance Corporation (FDIC) insured commercial banks located in northeastern Wisconsin. Non-interest bearing accounts at banks are fully insured and all other accounts are insured by the FDIC for up to $250,000. As of December 31, 2012 and 2011, all accounts were fully insured by the FDIC. As of January 1, 2013, however, the FDIC reduced its insured limits for all deposit accounts to $250,000 per financial institution.

Clearing Deposit

The Company has $66,872 and $69,254 on deposit with Southwest Securities, Inc. at December 31, 2012 and 2011. A minimum deposit of $50,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

The Company's policy is to expense all advertising cost as incurred. Total advertising cost for the years ended December 31, 2012 and 2011 was $40,922 and $37,845, respectively.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Accounts Receivable

The Company's concessions receivable at December 31, 2012 and 2011 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant.

When receivables are determined to be not collectible the amount is charged back to the sale representative, reversing both the receivable and the payable.

Property and Equipment

For book purposes, the Company has a policy of only capitalizing assets with a cost of $750 or more. Equipment and furniture with a cost less than $750 is expensed when purchased. Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the years ended December 31, 2012 and 2011 was $38,459 and $41,371, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the accompanying independent auditors' report, which is the date the financial statements were available to be issued.

NOTE B – PENSION PLAN

The Company provides a SIMPLE IRA plan for the benefit of its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation, up to $11,500 ($14,000 if age 50 or older) per year. The Company matches dollar for dollar each employee's contributions up to 3% of gross salary. The Company contributed $16,599 and $18,850 to the plan during 2012 and 2011, respectively.

NOTE C – INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Components of deferred income taxes are as follows as of December 31:

	2012	2011
Asset:		
Reserve for errors and omissions	$ 15,000	$ 29,325
Rep renewals advance collections	59,218	-
Liability:		
Difference between book and tax net property and equipment	(20,177)	(23,595)
Stock award compensation	(61,305)	-
Rep renewals corresponding liabilities	(32,021)	-
Deferred income tax benefit (expense)	$ (39,285)	$ 5,730

The Company evaluates tax positions taken on its tax returns in accordance with generally accepted accounting principles, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefits under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses. Federal and most state income tax returns that may be required of the Company are generally subject to examination by taxing authorities for three years after they were filed. Wisconsin income tax returns of the Company are subject to examination for four years after they are filed.

NOTE D – RELATED PARTY LEASE AND INVESTMENTS

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building, LLC on February 1, 2008, for a term of 3 years and 7 months ending August 31, 2011, at an annual rate of $94,910 per year with 3% annual increases. A new lease was signed on September 1, 2011 for one year ending August 31, 2012, at an annual rate of $106,817. On September 1, 2012, the lease was renewed for two years at an annual rate of $106,817, with 3% annual increases. Lease payments for 2012 and 2011 were $106,817 and $104,088 under these leases with Packerland Building, LLC. The Company is also responsible for all utilities. The Company has an option to renew the lease for three years at the end of the lease term.

As of December 31, 2012, future minimum lease payments are as follows:

2013	$	107,885
2014		73,348
	$	181,233

The Company has a net investment of $53,380 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $236,940 at December 31, 2012. The Company uses the equity method to report this investment.

NOTE E – RELATED PARTY NOTE PAYABLE

On December 26, 2012, the Company purchased 131,840 shares of its common stock from its Board Chairman at $3.14 per share for a total price of $413,978. Per the stock redemption agreement, the Company paid $60,000 on the date of purchase. The remaining balance of $353,978 is financed through a five-year promissory note, payable monthly installments of $6,360, including principal and interest. The interest rate is 3%. Future principal payments as of December 31, 2012 are as follows:

2013	$	66,618
2014		68,644
2015		70,732
2016		72,884
2017		75,100
	$	353,978

NOTE F – STOCK-BASED COMPENSATION

Stock-based compensation expense related to employee stock restricted stock awards recognized for the year ended December 31, 2012 was $56,897 and is included in salaries and wages expense. At December 31, 2012, total unamortized stock-based compensation cost related to non-vested restricted stock is $227,587, which is expected to be recognized over the next four years. The amount of the awards is based on the fair value of the stock at the time of the award on January 3, 2012. Fair value was determined by the Company's "Fair Market Value Business Valuation" performed by an independent valuation firm dated July 31, 2011.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012 and 2011, the Company had net capital of $621,237 and $736,310, which was $559,652 and $677,314 in excess of its required net capital of $61,584 and $58,996 for the years December 31, 2012 and 2011, respectively.

NOTE H – COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a suit in which the plaintiff is seeking a claim of $125,000. The plaintiff's claim is in connection with investments in a Reg. D private placement with Medical Capital. The Company has denied any and all liability for any loss incurred by the plaintiff and is vigorously defending the claim. A $50,000 provision has been made in the accounts for this suit.

The Company is involved in other various claims arising in the normal course of business. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE I – RISK MANAGEMENT

The Company is exposed to various risks of losses related to tort; theft of, damage to and destruction of assets; errors and omissions; injuries to employees and natural disasters. The Company has obtained coverage from commercial insurance companies. Settled claims, if any, have not exceeded commercial coverage in any of the past three years, and there have not been any significant reductions in insurance coverage from amounts held in prior years.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2012 and 2011

	2012	2011
Salary and wages	$ 1,192,184	$ 1,321,525
Payroll taxes	131,322	121,012
Employee benefits	11,755	17,743
Board of directors' and consulting fees	117,443	124,048
Pension plan contributions	16,599	18,850
Advertising	40,922	37,845
Car allowance	4,708	6,710
De minimus fringe	-	118
Dues and subscriptions	6,744	2,721
Professional fees	131,929	142,789
Officers' life insurance	4,897	4,172
Other insurance	5,979	9,351
Licenses and permits	15,218	21,998
Meetings	8,063	10,340
Training	1,587	100
Regulation fees	28,197	20,104
Bonding cost	54,395	54,397
Office supplies	22,690	101,363
Postage and delivery	31,284	34,954
Printing and reproduction	6,916	12,924
Bank charges	4,927	2,696
Telephone	20,119	16,442
Travel and lodging	103,141	84,169
Trade adjustments	12,574	197
Meals and entertainment	7,869	5,954
Rent	106,817	104,088
Repairs	854	8,365
Compute and software maintenance	56,855	22,027
Equipment rental	9,219	9,654
Utilities	13,426	13,671
Depreciation	38,459	41,371
Other taxes	8,247	6,845
Miscellaneous	4,421	12,373
	$ 2,219,760	$ 2,390,916

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. (the Company) as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson Tackman + Company PLC

Green Bay, Wisconsin
February 25, 2013

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2012

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS					
1	Cash	$ 1,317,938	$ 1,318,007	$ 69	Petty cash
2	Receivables from brokers or dealers	231,769	230,784	(985)	Adjust to actual
3	Receivables from non-customers	3,096	-	(3,096)	Adjust refundable income taxes
9	Investments in associated partnerships	60,782	53,380	(7,402)	2011 income from investment in Packerland Building, less distributions
10	Net property and equipment	82,921	81,931	(990)	Adjust depreciation to actual (-961) Record additions and disposals (-31)
11	Other assets	46,634	29,411	(17,223)	Petty cash (-70) Adjust deferred income tax benefit (-17,153)
	Total Assets	$ 1,743,140	$ 1,713,513	$ (29,627)	
LIABILITIES					
14	Payable to brokers or dealers	$ 188,922	$ 188,922	$ -	
15	Payable to non-customers	679,966	668,268	11,698	Adjust advance collections (-17,759) Accrue additional payables (6,061)
17	Accounts payable and other accruals	64,024	66,576	(2,552)	Adjust deferred income tax expense
	Total Liabilities	932,912	923,766	9,146	
EQUITY					
23.B	Common stock	165,590	165,590	-	
23.C	Additional paid-in capital	293,507	89,155	204,352	Reverse portion of stock award not yet vested
23.D	Retained earnings	828,148	1,012,019	(183,871)	Net of above adjustments
23.F	Treasury stock	(477,017)	(477,017)	-	
	Total Equity	810,228	789,747	20,481	
	Total Liabilities and Equity	$ 1,743,140	$ 1,713,513	$ 29,627	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2012

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 810,228	$ 789,747	$ 20,481	Net of explanations on reconciliation schedule
6	Nonallowable assets	(197,151)	(168,510)	(28,641)	See lines 2 - 11 on reconciliation schedule (nonallowable includes $70 petty cash)
10	Net capital	613,077	621,237	(8,160)	
11	Minimum net capital required	62,194	61,584	610	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	Net capital requirement	62,194	61,584	610	
14	Excess net capital	550,883	559,652	(8,769)	
15	Excess net capital at 100%	519,786	528,860	(9,074)	
19	Total aggregate indebtedness	932,912	923,766	9,146	
20	Percentage of debt to debt-equity total	152%	149%		

WISCONSIN
OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN
OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Packerland Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Packerland Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Packerland Brokerage Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of checks #22930 and #23833 recorded in the accounting system dated February 24, 2012 and July 25, 2012, noting no differences;

2. Compared the amounts reported on the audited Forms X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were reported, therefore no testing was performed; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anderson Tackman + Company PLC

Green Bay, WI
February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047572 FINRA DEC
PACKERLAND BROKERAGE SERVICES INC 16*16
432 SECURITY BLVD STE 101
GREEN BAY WI 54313-9709

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ZACHARY KELLY 920-662-9500

2. A. General Assessment (item 2e from page 2) $ 38,985.52

B. Less payment made with SIPC-6 filed (exclude interest) (18,820.57)
7/25/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,164.95

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,164.95

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 20,164.95

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PACKERLAND BROKERAGE SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of FEBRUARY, 20 13.

CO-CEO, DIR. OF FINANCE AND OPERATIONS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,594,208
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0025	$ 38,985.52
	(to page 1, line 2.A.)